NIU TECHNOLOGIES

No.1 Building, No. 195 Huilongguan East Road,

Changping District, Beijing 102208

People’s Republic of China

July 21, 2023

VIA EDGAR

Ms. Jennifer Thompson

Mr. Chris Dunham

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Niu Technologies (the “Company”)
Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022
Filed on April 21, 2023
File No. 001- 38696

Dear Ms. Thompson and Mr. Dunham:

Following the conference call with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 19, 2023, this letter sets forth the Company’s supplemental response to the Staff’s follow-up comment with respect to comment No. 6 contained in the Staff’s letter dated June 26, 2023 regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 21, 2023 (the “2022 Form 20-F”). The Staff’s comment is repeated below in bold and followed by the Company’s response thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 137

6.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission
July 21, 2023

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the Form 20-F filing, the Company has required all of its directors to complete a questionnaire, which seeks confirmation regarding their status as official of the Chinese Communist Party. Each director has confirmed that he or she is not an official of the Chinese Communist Party or affiliated with committees of the Chinese Communist Party in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of the board of directors of Niu Technologies is an official or affiliate of the Chinese Communist Party.

The Company further respectfully submits that the VIE and the Company’s other consolidated operating entities do not have their own board of directors. Instead, they are managed by a sole director or an executive director who is also an employee of the Company. As part of their employment onboarding process, these directors are required to provide their background information, including any party affiliation, to the Company. They have all confirmed that they are not members of the Chinese Communist Party. The Company has emphasized that providing accurate background information is a condition of their employment, and they have represented to the Company in their employment agreements that the information they provided to the Company is true and accurate. In addition, if any of these directors intend to join the Chinese Communist Party, they need to obtain a certificate from the Company to verify their employment status as part of the normal application process. To date, the Company has not received from these directors any such request for certificates in connection with their applications to join the Chinese Communist Party. Based on the information provided by the directors the VIE and the Company’s other consolidated operating entities, the Company believes that none of them is a member of the Chinese Communist Party.

As illustrated above, each of the Company’s directors and directors of the VIE and other consolidated operating entities is obligated to confirm their status whether he or she is a member or an official of the Chinese Communist Party to the Company. The Company believes it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its submission that none of them is an official of the Chinese Communist Party.

*          *          *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 10-6432-1899 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Sincerely yours,

Niu Technologies

By:	/s/ Fion Wenjuan Zhou
Name: Fion Wenjuan Zhou
Title: Chief Financial Officer

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP